Exhibit 99.3

NON-BINDING PROPOSAL LETTER

July 26, 2011

The Board of Directors

China Advanced Construction Materials Group, Inc.

Room 1708, The Yingu Tower

No 9 Beisihuanxi Road

Beijing, China 100190

Dear Sirs and Madams,

We, the undersigned, are pleased to submit this preliminary non-binding proposal to you to acquire all of the outstanding shares of China Advanced Construction Materials Group, Inc. (the “Company”) which are not already owned by us in a “going private” transaction (the “Transaction”). We currently own, in the aggregate, 8,809,583 shares, or approximately 49.5% of the Company (excluding outstanding warrants and options of the Company).

We are prepared to acquire all of the outstanding shares of the Company not already owned by us at a price per share of $2.65 in cash (the “Offer”). This Offer represents a premium of 48.3% to the average closing price of the Company’s shares during the last 30 trading days. We believe that this price is highly attractive and is in the best interest of the Company and its public shareholders and would be welcome by them.

We expect that the Company’s Board of Directors would establish a special committee of independent directors to consider the proposed Transaction (the “Special Committee”). We also expect the Special Committee to retain independent advisors, including an independent financial advisor, to assist it in its work. In considering our offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company not already owned by us, and that we will not sell our stake in the Company to a third party.

We intend to finance the proposed Transaction with a combination of debt and/or equity capital. We are in discussions with several investment funds which have expressed serious interest in providing financing to us. We are confident that commitments for the required debt and/or equity financing, subject to the terms and conditions set forth therein, will be in place by the time the definitive documentation for the proposed Transaction is executed.

This letter represents only a preliminary non-binding proposal by us and our proposal is expressly subject to the satisfactory negotiation and execution of appropriate definitive documentation and the other matters referred to herein.

Sincerely,

Xianfu Han	Weili He
Chairman and Chief Executive Officer	Vice Chairman and Chief Operating Officer